UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Akoya Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)
00974H104
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495
Copies to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
 (212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,697,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,697,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,697,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14	TYPE OF REPORTING PERSON PN, IA
(1)
Calculated based on 37,892,282 shares of common stock, $0.00001 par value per share, of Akoya Biosciences, Inc. (the “Company”), outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on August 9, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,697,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,697,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,697,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON PN, IA
(2)
Calculated based on 37,892,282 shares of common stock, $0.00001 par value per share, of the Company, outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on August 9, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,697,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,697,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,697,558
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(3)
14	TYPE OF REPORTING PERSON IN
(3)
Calculated based on 37,892,282 shares of common stock, $0.00001 par value per share, of the Company, outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed by the Company on August 9, 2022.

CUSIP No. 00974H104	SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER
This Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”) relates to the Schedule 13D filed on October 18, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Schedule 13D”), by the Reporting Persons, relating to the common stock, $0.00001 per share (the “Shares”), of Akoya Biosciences, Inc., a company organized under the laws of the State of Delaware (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.
This Amendment No. 1 is being filed to report the Reporting Persons’ beneficial ownership due to the acquisition of additional Shares by the Reporting Persons.
The Reporting Persons beneficially own an aggregate of 3,697,558 Shares (the “Subject Shares”). The Subject Shares represent approximately 9.8% of the issued and outstanding Shares based on 37,892,282 Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed on August 9, 2022.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and supplemented by adding the following information:
As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $56,840,285.21 (inclusive of brokerage commissions and other costs of execution).
The aggregate purchase price of the 12,500 European-style put options is approximately $3,625,364.38 (inclusive of brokerage commissions and other costs of execution). The source of funding for the transactions pursuant to which the Reporting Persons acquired the European-style put options was derived from the respective capital of the HEC Funds.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 (a), (b) and (c), are hereby amended and supplemented by adding the following information:
(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 3 attached hereto and incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented by adding the following information:
As reflected in Exhibit 3 attached hereto, on September 9, 2022, the Reporting Persons purchased 12,500 European-style put options (with each contract having a 100 multiplier) with a strike price of $10 and a maturity date of January 20, 2023. The European-style put options permit the Reporting Persons to require the counterparty thereto to purchase Shares if exercised. As reflected in Exhibit 3 attached hereto, on September 9, 2022, the Reporting Persons sold short 12,500 European-style call options (with each contract having a 100 multiplier) with a strike price of $15 and a maturity date of January 20, 2023. The European-style call options permit the counterparty thereto to require the Reporting Persons to sell Shares if exercised. These option transactions were executed as part of a single transaction for portfolio

CUSIP No. 00974H104	SCHEDULE 13D

management purposes in which the Reporting Persons increased their economic exposure to the Company within the band of the call and put strikes.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 3	Schedule of transactions effected during the last 60 days

CUSIP No. 00974H104	SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 13, 2022
HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein